Exhibit 99.1

June  20, 2011
ADVANTEST CORPORATION
Haruo Matsuno, Representative Director, President & CEO
Stock Code Number: 6857, TSE first section
Ticker Symbol: ATE, NYSE

CONTACT:
Hiroshi Nakamura
Managing Executive Officer &
Senior Vice President, Corporate Administration Group
Phone: +81-(0)3-3214-7500

Verigy Shareholders Approve the Proposed Acquisition

              We refer to the press release "Acquisition of Shares of Verigy Ltd. (Whereby Verigy Ltd. is to Become a Wholly Owned Subsidiary of Advantest Corporation)" issued on March 28, 2011.

              The proposed acquisition of Verigy Ltd. ("Verigy") by Advantest Corporation by means of the scheme of arrangement has been approved at the meeting of Verigy shareholders held on June 17, 2011 (U.S. time).

              The scheme of arrangement will be effective upon the fulfillment of certain conditions, such as the approval of the Singapore High Court and the registration of the court order with the Accounting and Corporate Regulatory Authority of Singapore.  We expect the effective date of the scheme of arrangement to be in early July.